SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Amendment No.1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FBR & CO.
(Name of Issuer)

FBR & CO. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

30247C 400
(CUSIP Number of Class of Securities)

Gavin A. Beske
Senior Vice President and General Counsel
1001 Nineteenth Street North
Arlington, VA 22209
(703) 312-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_________________________

Copy to:
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,000,000.00	$3,735.20

*
Estimated solely for the purpose of determining the amount of the filing fee.  Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that one million outstanding shares of common stock, par value $0.001, are being purchased at the maximum possible tender offer price of $29.00 per share.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,735.20	Filing Party: FBR & Co.
Form of Registration No.: Schedule TO	Date Filed: July 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by FBR & Co., a Virginia corporation (“FBR” or the “Company”), on July 24, 2014 (as amended, the “Schedule TO”).  The Schedule TO relates to the tender offer by FBR to purchase up to one million shares of its common stock, $0.001 par value per share (the “shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of not less than $28.00 and not more than $29.00 in cash, without interest and subject to any applicable withholding taxes.  The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2014 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together constitute the “tender offer.”

All information in the Tender Offer, including all schedules and annexes thereto, that was previously filed with the Schedule TO is hereby incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On August 21, 2014, FBR issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, on August 20, 2014.  A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(iii)                      Press Release, dated August 21, 2014.

SIGNATURE
 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.
By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	President and Chief Executive Officer
 Dated: August 21, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated July 24, 2014.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated July 21, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on July 21, 2014).
(a)(5)(ii)*	Press Release, dated July 24, 2014.
(a)(5)(iii)**	Press Release, dated August 21, 2014.
(b)	Not applicable.
(d)(1)(i)
2006 Long-Term Incentive Plan (as Amended and Restated Effective October 22, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, which was filed with the Commission on November 8, 2013).

(d)(1)(ii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).
(d)(1)(iii)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).
(d)(1)(iv)
Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(v)	2007 Employee Stock Purchase Plan, amended as of June 1, 2011 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 2, 2011).
(d)(1)(vi)
Form of resolution of the Registrant’s Board of Directors with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(vii)
Employment Agreement, dated December 13, 2012, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 13, 2012).

(d)(1)(viii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).
(d)(1)(ix)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).
(d)(1)(x)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).
(d)(1)(xi)
RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xii)
Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xiii)	FBR & Co. Retention and Incentive Plan (“RI Plan I”) (Effective February 8, 2012) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).
(d)(1)(xiv)	Form of Retention and Incentive Plan Award Letter under RI Plan I (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).
(d)(1)(xv)	Form of RSU Award Letter under RI Plan I (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).
(d)(1)(xvi)
FBR & Co. Retention and Incentive Plan II (“RI Plan II”) (Effective February 5, 2012) (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xvii)
Form of Retention and Incentive Plan Award Letter under RI Plan II (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xviii)	Form of RSU Award Letter under RI Plan II (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).
(d)(1)(xix)	2013 Performance Share Unit Program (Effective March 11, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).
(d)(1)(xx)	Form of 2013 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).
(d)(1)(xxi)	2013 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).
(d)(1)(xxii)	Form of 2014 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).
(d)(1)(xxiii)	2014 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).
(g)	Not applicable.
(h)	Not applicable.

*    Previously filed with the Schedule TO on July 24, 2014
**  Filed herewith.